FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES RESIGNATION OF OFFICER

Didsbury, Alberta – Friday, February 29, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced that Ray Schmidt has resigned as an employee and Vice-President Engineering, to pursue other career opportunities.  “We will miss Ray and wish him all the best in his future endeavors,” stated JED’s President, James Rundell.  Mr. Schmidt’s duties will be shared among a newly retained consulting engineer and existing employees.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, VP Legal & Corporate Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com